


RECD S.E.C.
MAY - 6 2003
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to Application for an order pursuant to Section 206A of the Investment Advisers Act of 1940 granting an exemption from Section 205(a)(1) of the Investment Advisers Act of 1940

EXCELSIOR VENTURE PARTNERS III, LLC

U.S. TRUST COMPANY

UNITED STATES TRUST COMPANY OF NEW YORK

U.S. TRUST COMPANY, N.A.
(exact names of applicants)

114 West 47th Street
New York, New York 10036
(address of applicants)

In the Matter of EXCELSIOR VENTURE PARTNERS III, LLC, U.S. TRUST COMPANY, UNITED STATES TRUST COMPANY OF NEW YORK AND U.S. TRUST COMPANY, N.A. 114 West 47th Street New York, New York 10036 File No. 803-169	Amendment No. 2 to application for an order pursuant to Section 206A of the Investment Advisers Act of 1940 granting an exemption from Section 205(a)(1) of the Investment Advisers Act of 1940.

Excelsior Venture Partners III, LLC ("Excelsior"), U.S. Trust Company (the "Investment Adviser"), United States Trust Company of New York and U.S. Trust Company, N.A. (the "Investment Sub-Advisers," and together with Excelsior and the Investment Adviser, each an "Applicant," and collectively, the "Applicants") hereby apply for an order of the Securities and Exchange Commission (the "Commission") pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), granting an exemption from the provisions of Section 205(a)(1) of the Act in order to permit Excelsior to make in-kind distributions of portfolio securities and, in connection therewith, deem gains or losses on such securities to be realized upon such distributions to members of Excelsior (the "Members") for purposes of calculating the performance fee payable to the Investment Adviser and the Investment Sub-Advisers.

I. FACTS

A. Description of Excelsior.

Excelsior is a limited liability company organized under the laws of Delaware and is regulated as a business development company as defined in Section 202(a)(22) of the Act ("BDC"). Pursuant to a Registration Statement on Form N-2 under the Securities Act of 1933 (File No. 333-30986), which became effective on September 7, 2000, Excelsior was authorized to offer an unlimited number of units of membership interest with no par value ("Units"). Excelsior closed its public offering on May 11, 2001, at which time it sold 295,210 Units for gross proceeds totaling $147,605,000 (including one share purchased for $500 as of July 7, 2000 by David I. Fann, Excelsior's President and Co-Chief Executive Officer). Excelsior will terminate on May 11, 2011.

B. Investment Purpose of Excelsior.

The investment objective of Excelsior is to seek long-term capital appreciation by primarily investing in private domestic companies in which the equity is closely held by company founders, management or a limited number of institutional investors ("Venture Capital Investments"). Excelsior also intends to invest, to a lesser extent, in domestic and international venture capital, buyout and other private equity funds managed by third parties ("Private Funds"), negotiated private investments in public companies ("Private Placements in Public Companies"), and foreign companies in which the equity is closely held by company founders, management or a limited number of institutional investors ("International Venture Capital Investments"). Venture Capital Investments, Private Placements in Public Companies and International Venture Capital Investments are referred to herein as "Direct Investments."

C. Management of Excelsior.

The Investment Adviser, a Connecticut state chartered bank and trust company, acting through its registered investment advisory division, U.S. Trust–Connecticut Fund Advisers Division, serves as Excelsior's investment adviser pursuant to an investment advisory agreement with Excelsior (the "Investment Advisory Agreement"). United States Trust Company of New York, a New York state chartered bank and trust company, and U.S. Trust Company, N.A., a national banking association, acting through their respective registered investment advisory divisions, U.S. Trust–New York Fund Advisers Division and U.S. Trust–California Fund Advisers Division, serve as the investment sub-advisers to Excelsior pursuant to investment sub-advisory agreements among the Investment Sub-Advisers, the Investment Adviser and Excelsior. The Investment Adviser and Investment Sub-Advisers are wholly-owned subsidiaries of U.S. Trust Corporation, a registered bank holding company. U.S. Trust Corporation and its subsidiaries are referred to collectively herein as "U.S. Trust." Under the supervision of Excelsior's board of managers (the "Board of Managers"), the Investment Adviser and Investment Sub-Advisers are responsible for finding, evaluating, structuring and monitoring Excelsior's investments and for providing or arranging for management and administrative services for Excelsior. The Investment Adviser and the Investment Sub-Advisers are each registered as investment advisers under the Act.

Pursuant to Section 4.7 of Excelsior's Limited Liability Company Operating Agreement (the "Operating Agreement"), the business and affairs of Excelsior are managed under the direction of its Board of Managers. The Board of Managers consists of four members and, as required by Section 56(a) of the Investment Company Act of 1940 (the "IC Act"), three of the managers are not "interested persons" of Excelsior within the meaning of Section 2(a)(19) of the IC Act.

D. Members of Excelsior.

Excelsior's Members consist of individual and institutional investors and one registered investment company which functions as a feeder fund, Excelsior Venture Investors III, LLC (the "Feeder Fund"). There are no other pooled funds which are Members of Excelsior. The members of both Excelsior and the Feeder Fund are predominantly investors with accounts established with U.S. Trust, which specializes in wealth management for institutions and high net worth individuals. Such investors hold approximately 92% of the Units in Excelsior and approximately 97% of the units in the Feeder Fund. Most other members of Excelsior and the Feeder Fund are investors with accounts at Charles Schwab and Co., Inc., a registered broker-dealer and an affiliate of U.S. Trust Corporation. Each Member of Excelsior other than the Feeder Fund was required to, and did, meet certain requirements, including that such investor's net assets were valued at $1,000,000 or more, and that the amount subscribed for did not exceed 10% of such investor's net assets. The Feeder Fund holds approximately 63.48% of the net assets of Excelsior. Each member of the Feeder Fund was required to, and did, meet certain requirements, including that such investor's net assets were valued at $500,000 or more, and that the amount subscribed for did not exceed 10% of such investor's net assets.

E. Mechanics of In-Kind Distribution.

When a determination is made that an in-kind distribution is in the best interests of Excelsior and its members, then Excelsior's Board of Mangers will declare the distribution. Each Excelsior Member will be allocated Portfolio Securities (as defined below) that are proportionate to the member's ownership interest in Excelsior. Cash will be distributed in lieu of fractional share interests.

At the time the Board of Managers of Excelsior declares an in-kind distribution, the Feeder Fund's Board of Managers will simultaneously declare an in-kind distribution having the same record date and distribution date to its members. From the allocation to the Feeder Fund, its members will be entitled to receive shares and cash in lieu of fractional share interests in proportion to their interests in the Feeder Fund. The Feeder Fund will notify Excelsior of the number of shares to be distributed and the amount of cash-in-lieu payments to be made to each Feeder Fund member and will instruct Excelsior to make a distribution directly to Feeder Fund members as of the distribution date.

The Applicants will provide notice to Excelsior and Feeder Fund members of the in-kind distribution and will work with the members to obtain brokerage instructions and/or establish a brokerage account for the receipt of the Portfolio Securities distributed in-kind. On the distribution date, all eligible Portfolio Securities will be delivered to the member brokerage accounts. Any cash-in-lieu payment for fractional Portfolio Securities will be made within three business days to all Excelsior and Feeder Fund members.

F. Remuneration of the Investment Adviser and Investment Sub-Advisers.

Excelsior will pay the Investment Adviser a management fee at an annual rate equal to 2.00% of Excelsior's average quarterly net assets, determined as of the end of each fiscal quarter, for the first five years of operation. Thereafter, the management fee will be at an annual rate of 1.00% of Excelsior's average quarterly net assets, determined as of the end of each fiscal quarter. From this fee the Investment Adviser will pay the investment advisory fee of the Investment Sub-Advisers.

G. Allocation of Profits and Losses.

Section 7.4 of the Operating Agreement provides that items of income, gain, loss, deduction and expense of Excelsior will be determined and allocated as of the end of each tax year (typically December 31) to reflect the economic interests of the Members and the Investment Adviser.

Capital gains will be allocated first to the Investment Adviser until the cumulative amount of all gains allocated to the Investment Adviser from the commencement of operations equals the Incentive Carried Interest calculated through the end of the period for which the allocation is being made. The "Incentive Carried Interest" is an amount equal to 20% of the excess, if any, of the cumulative amount of all capital gains realized by Excelsior on Direct Investments from the commencement of operations through the end of the period for which the allocation is being made over the sum of (x) the cumulative amount of all capital losses realized by Excelsior on all investments of any type from the commencement of operations through the end of such period; (y) the excess, if any, of the aggregate amount of unrealized capital depreciation on all investments of any type over the aggregate amount of all unrealized capital appreciation on all investments of any type determined as of the close of such period; and (z) the excess, if any, of the cumulative amount of all expenses of any type incurred by Excelsior over the cumulative amount of all income of any type earned by Excelsior, in each case from the commencement of operations through the end of such period.

All remaining items of income, gain, loss, deduction and expense will be allocated to the Members pro rata in accordance with their capital investments.

H. Distributions in General.

Section 8.2 of the Operating Agreement provides for the distribution of all cash and other property received by Excelsior in respect of its investments that the Board of Managers does not expect to use in the operation of Excelsior's business. Each year the Investment Adviser generally will be entitled to a distribution equal to the Incentive Carried Interest. The Members generally will be entitled to all amounts remaining for distribution pro rata in accordance with their capital investments. As set forth in the Operating Agreement, membership interests may be transferred as permitted by operation of law or with the approval of the Board of Managers in certain circumstances; in such an event the transferee becomes a Member and would receive all subsequent distributions.

Upon liquidation of Excelsior, pursuant to Section 13.2 of the Operating Agreement, any cash or other property available for distribution will be distributed (1) first to satisfy the debts, liabilities and obligations of Excelsior, other than debts to Members including actual or anticipated liquidation expenses, (2) next to satisfy debts owing to Members and (3) finally to Members and the Investment Adviser proportionately in accordance with the balances in their respective capital account balances. The Investment Adviser's capital account balance generally will reflect the allocations that have been made to the Investment Adviser in respect of the Incentive Carried Interest but that have not been previously distributed to the Investment Adviser.

I. In-Kind Distributions.

Section 8.4 of the Operating Agreement provides that (i) any property that is distributed in-kind to one or more Members shall be deemed to have been sold for cash equal to its fair market value, (ii) the unrealized gain or loss inherent in such property shall be treated as recognized gain or loss for purposes of determining the Net Profit and Net Loss[1] (as defined in Article I of the Operating Agreement), (iii) such gain or loss shall be allocated pursuant to Section 7.4 of the Operating Agreement (as described above) and (iv) such in-kind distribution shall be made after giving effect to such allocation. To date, no in-kind distributions have been made by Excelsior.

Section 13.2 of the Operating Agreement provides that upon dissolution of Excelsior, a liquidator (who shall be elected by the Board of Managers and who may be the Investment Adviser) shall determine which of Excelsior's assets should be liquidated and shall liquidate them as promptly as possible. After providing for creditors and expenses in accordance with law, distributions would be made, first of any unpaid Incentive Carried Interest and then to Members in accordance with the positive balances in their respective capital accounts. For this purpose securities may be distributed in-kind and would be valued on the basis of the conditions set forth in Section III.(2) of this Application or, if market quotations were unavailable, at fair value under procedures approved by the Board of Managers.

II. RELIEF REQUESTED AND JUSTIFICATION FOR THE EXEMPTIONS

A. Relief Requested.

The Applicants request that the Commission grant an exemption from Section 205(a)(1) of the Act, by Commission order issued pursuant to Section 206A of the Act, permitting Excelsior to deem unrealized gains or losses attributable to securities distributed in-kind to Members from time to time, to be realized upon such distribution for purposes of payment of performance fees, in the form of the Incentive Carried Interest, to the Investment Adviser and Investment Sub-Advisers.

Such distributions are properly reported for financial reporting purposes as realized gain. Moreover, for tax purposes such distributions would also be a gain realization event under Sections 731(a) and 731(c) of the Internal Revenue Code of 1986 (the "Code"), although in the case of a distribution of marketable securities in accordance with each member's interest in the fund (the only type of transaction for which relief is being sought here), recognition of the gain is deferred under Section 731(c)(3)(B) of the Code. Excelsior's Operating Agreement, as indicated above, clearly contemplates treating gain as realized gain upon such distributions.

B. Applicable Statutory Provisions.

Section 205(a)(1) of the Act prohibits any investment adviser unless exempt from registration under the Act from entering into a contract which provides for compensation based upon "a share of capital gains upon or capital appreciation of the funds or any portion of the funds of the client," commonly referred to as a "performance fee." The legislative history of Section 205(a)(l) reflects a concern for "heads I win, tails you lose" arrangements where investment advisers took a share of profits without sharing any losses.[2]

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[1] Under the Operating Agreement Net Profit shall mean the "net income of the Company with respect to a Fiscal Period, as determined for federal income tax purposes, provided that such income shall be increased by the amount of all income during such period that is exempt from federal income tax and decreased by the amount of all expenditures made by the Company during such period that are not deductible for federal income tax purposes and that do not constitute capital expenditures" and Net Loss shall mean the "net loss of the Company with respect to a Fiscal Period, as determined for federal income tax purposes, provided that such loss shall be decreased by the amount of all income during such period that is exempt from federal income tax and increased by the amount of all expenditures made by the Company during such period that are not deductible for federal income tax purposes and that do not constitute capital."

[2] See generally, S. Rep. No. 1775, 76th Cong., 3d Sess. 22 (1940), H.R. Rep. No. 2639, 76th Cong., 3d Sess. 29 (1940). See also Hearings on H.R. 11995, S.2224, H.R. 13754 and H.R. 14737. Before a Subcom. of the House Comm. on Interstate and Foreign Commerce, 91st Cong., 1st Sess. 870-872 (1969).

At the same time, Section 205 contains several exceptions. Particularly relevant here is Section 205(b)(3), which excepts from Section 205(a)(1) a contract between an investment adviser and a BDC that provides for compensation not in excess of "20 per centum of the realized capital gains upon the funds of the [BDC] over a specified period or as of definite dates, computed net of all realized capital losses and unrealized capital depreciation . . . ." Thus, Section 205(b)(3) recognizes the role of investment advisers to BDCs and recognizes the appropriateness of a performance fee as compensation for their activities, in light of the special nature of BDCs.[3]

The Applicants recognize that Section 205(b)(3) only permits performance compensation with respect to realized gains and does not contemplate on its face the procedures set forth in the Operating Agreement[4] whereby unrealized gains or losses will be deemed to be realized under certain conditions for purposes of the compensation formula. Thus, the Applicants are requesting an exemption pursuant to Section 206A of the Act with respect to the potential in-kind distribution of securities of its Direct Investments after the occurrence of a liquidity event (typically an initial public offering or an acquisition in exchange for shares of a public company) ("Portfolio Securities").

Section 206A authorizes the Commission, "by rules and regulations, upon its own motion, or by order upon application, [to] conditionally or unconditionally exempt any person or transaction, or any class or classes of persons, or transactions, from any provision or provisions of [the Act] . . . if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]." The Applicants submit that their Application meets the standards of Section 206A.

C. Justification for the Exemptions.

Applicants believe that it is in the best interests of the Members of Excelsior that Excelsior have the authority to make in-kind distributions of its Portfolio Securities for the reasons set forth below. For purposes of this Section II.C, references to "Members" and "Units" shall include members and units of the Feeder Fund.

1. Policy Considerations.

The Applicants believe that the exemption sought is consistent with the protection of investors and with the purposes of the Act. As described more fully above, Congress has already found it appropriate to permit a performance fee in the case of an investment adviser to a BDC. To the extent that Section 205 requires such a fee to be based on realized capital gains, the Applicants' proposal is consistent with the statutory purposes. Once the in-kind distribution is made, the Members will have the exclusive ability to liquidate such investments. More importantly, as discussed in Section III below, under the terms of the Applicants' proposal, there will be no concern over the proper valuation of the securities upon which the fee is based. The Applicants are requesting exemptive relief only with respect to in-kind distributions of Portfolio Securities for which a trading market exists on a national securities exchange or on the Nasdaq National Market. Market liquidity will be an important factor and Excelsior will not distribute Portfolio Securities at any one time in an amount which is more than 5% of the outstanding shares of an issuer. In those relatively infrequent situations when this restriction does not permit all of Excelsior's holdings of the Portfolio Securities in question to be distributed at one time, the market will be closely monitored by Applicants prior to any subsequent distribution to assure that the impact, if any, of the prior distribution is no longer being felt. If the Applicants effect the in-kind distribution of Portfolio Securities in more than one distribution, the Incentive Carried Interest will be calculated and allocated to Applicants separately with respect to each such distribution. Thus, the issues that would be raised if Excelsior paid a performance fee based on the valuation of securities of private companies are not present. The Board of Managers of Excelsior will, in acting upon each proposed distribution, consider whether a distribution of cash proceeds from a sale of the

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[3] See generally, H.R. Rep. No. 1341, 96th Cong., 2d Sess. 20-22, 63-64 (1980).

[4] Sections 8.4 and 13.2 of the Operating Agreement provide that unrealized gains or losses will be deemed to be realized with respect to distributions in-kind both during the life of Excelsior and upon its termination.

Portfolio Securities would be of greater benefit to its Members than a distribution of the Portfolio Securities in more than one distribution, as described above.

2. Nature of the Applicants.

The Applicants believe that the proposed relief is entirely consistent with the nature and purpose of Excelsior. Excelsior was formed to participate primarily in Venture Capital Investments. As a venture capital fund, Excelsior, the Investment Adviser and Investment Sub-Advisers have not held themselves out as possessing particular experience with respect to publicly-traded securities; the Members are not forfeiting any particular management expertise by receiving in-kind distributions.

3. Maximizing the Investment Opportunity.

The Applicants believe that the granting of the proposed relief would enable Members to maximize their investment. The ability to make in-kind distributions is potentially significant to venture capital entities such as Excelsior. The only alternative to such distributions, particularly in a situation where Excelsior wishes to give Members the opportunity to benefit from appreciated Portfolio Securities that the Investment Adviser and Investment Sub-Advisers believe are appropriate for disposition, is to sell those securities in the public or private market. Such sales, however, may have a negative effect on the price of the shares in the market and would not provide Members with the advantage of being able to determine for themselves the appropriate time to realize gains or losses on the securities. The Portfolio Securities to be distributed will be freely transferable and will not be subject to either legal or contractual restrictions on their sale. Members will themselves be able to determine whether to maintain an investment in the company whose securities are being distributed (the "Portfolio Company"). Further, to the extent Excelsior holds a significant percentage of a Portfolio Company's shares, the Applicants expect that the market could more easily absorb sales by those Members desiring to sell over a more extended time period than if Excelsior sold its position directly over a shorter period of time.

Further, a pro rata distribution of Portfolio Securities will not constitute a taxable event with respect to Excelsior or the Members, so that Members will, in determining whether to hold or sell the securities, control the timing of realization of capital gains.[5] If Excelsior is not able to distribute Portfolio Securities in-kind from time to time, they will be forced to actually dispose of such investments, with the accompanying potential for acceleration of taxable events for the Members.

By virtue of the number and size of units held by each of Excelsior's Members, it is anticipated that there will be few, if any, distributions of Portfolio Securities in lots of fewer than 100 shares. For example, in a typical initial public offering with a market capitalization of $200,000,000 that is priced at $10 per share, if Excelsior owned 5% of the outstanding shares of a Portfolio Company, Excelsior's total holding after the initial public offering would be 1,000,000 shares. Upon an in-kind distribution of those shares, a Member with the minimum investment would receive approximately 167 shares. While such distribution would probably be processed as one round lot of 100 shares and an odd lot of 67 shares, the marginal transaction costs to a Member selling such a block of shares would not be expected to be material.

With respect to Excelsior's Members who are not account holders at U.S. Trust, Applicants will request that Members provide brokerage instructions and/or that they establish an account if necessary, and Members who respond on a timely basis will receive the Portfolio Securities promptly. Members that hold accounts at U.S. Trust will already be able to receive the Portfolio Securities within five (5) business days of the record date of the distribution. In the event of an in-kind distribution, Excelsior will modify its valuation

[5] If an in-kind distribution is not a liquidating distribution for Federal income tax purposes, a Member's tax basis in the Portfolio Securities subject to the in-kind distribution will be limited to the lesser of such Member's basis in his or her units and Excelsior's basis in the Portfolio Securities distributed to such Member. If an in-kind distribution is a liquidating distribution, a Member's basis in the Portfolio Securities subject to the in-kind distribution will equal such Member's basis (after any cash distribution) in his or her units (assuming such Portfolio Securities are the only assets, other than cash, received in the liquidation).

procedures, as set forth in Section III.(3) below. Applicants will provide notice of the in-kind distribution and method of valuation to all Members.

4. Performance Fee.

The Applicants believe that the proposed relief would operate to ensure the Investment Adviser and Investment Sub-Advisers are treated fairly in relation to the performance fee. Firstly, it would seem unfair to penalize the Investment Adviser and Investment Sub-Advisers for recommending an in-kind distribution rather than a sale in the market. It would be an odd result to permit a performance fee in the case of sales of appreciated securities in the market, but to prohibit such a fee in the case of an in-kind distribution that would be even more beneficial to investors. An in-kind distribution has the potential to result in Members receiving a higher price for the Portfolio Securities, and Excelsior in turn receiving a higher performance fee, than would otherwise be payable if the shares had been sold by Excelsior because a bulk sale, block sale or divestment of a significant interest could depress the price received. In addition, Members may be able to realize a higher price at a later date and will be able to take into account their own income tax considerations. The Applicants believe that in-kind distributions are necessary or appropriate in the public interest and consistent with the protection of investors.

Secondly, the Applicants submit that it is appropriate to deem unrealized gains or losses attributable to Portfolio Securities distributed in-kind to Members to be realized upon such distribution because absent such treatment, losses from Portfolio Securities which had declined in value from the date of their acquisition by Excelsior until the date of their distribution to Members would not be reflected in the cumulative calculation of the Investment Adviser's Incentive Carried Interest and such a calculation would be unlawful under Section 205(b)(3) of the Act, which requires unrealized losses to be taken into account.

5. Distributions on Termination.

The Applicants believe that making in-kind distributions of Portfolio Securities on termination is an efficient way of winding up the Excelsior's affairs and avoiding premature dispositions of portfolio investments. It should be stressed, however, that the grant of the proposed relief by the Commission will not be used to facilitate the early liquidation of Excelsior. Although the ability to make distributions of Portfolio Securities in-kind will, as indicated above, greatly assist in the efficient winding-up of Excelsior at the end of its stated term, the principal utility of the proposed relief will be to facilitate the efficient realization of Portfolio Securities by Excelsior at the end of the investment cycle of those securities for which Excelsior was formed.

III. CONDITIONS

In order to ensure that the interests of the Members are fully protected, the Applicants propose that the above relief be granted subject to and conditional upon the full compliance with the conditions set out below.

(1) The relief will only apply to the distribution in-kind by Excelsior of Portfolio Securities traded on a national securities exchange or on the NASDAQ National Market and subject to no legal or contractual restriction on their sale.

(2) All Portfolio Securities distributed in-kind pursuant to the proposed relief will be valued at the average of the closing bid and asked price (or in the case of exchange-traded securities, the closing sale price) at which the relevant securities were quoted on the relevant exchange or system during the five trading days immediately preceding the distribution. Members will receive notice of the basis for the valuation at the time of or before distribution, and the use of a five day average will moderate the effect of any price volatility.

(3) Excelsior agrees to use all reasonable endeavors to ensure that Portfolio Securities that are the subject of an in-kind distribution are transferred to Members as soon as practicable following their valuation in connection with the allocation of the Incentive Carried Interest, and in any event within 30 days thereof. Distributions will be recommended by Applicants, and the Board of Managers of Excelsior will approve each distribution and establish its record date, which will also be the valuation date. Prior to an in-kind distribution,

Members who are not account holders at U.S. Trust will be requested to provide brokerage instructions and/or establish an account if necessary, and procedures will be followed to assure that Members who respond on a timely basis will receive the Portfolio Securities promptly. Members that hold accounts at U.S. Trust will already be able receive distributions within five (5) business days of the record date.

IV. APPLICABLE PRECEDENT

The exemption that Applicants request has established precedent. In an exemptive order granted to ML Venture Partners I, L.P. ("MLVPI"), the Commission permitted MLVPI to deem unrealized gains and losses to be realized on in-kind distributions of portfolio securities.[6] MLVPI was a BDC limited partnership similar in many respects to Excelsior.[7] The MLVPI Order expressly permits a performance fee based on gains deemed realized with respect to the in-kind distribution of portfolio securities for which a trading market exists on a national securities exchange or the NASDAQ National Market.

It is clear from the MLVPI Notice that the primary concern of the Commission in issuing the MLVPI Order was that the performance fee be based upon an accurate valuation of the partnership's portfolio securities; most of the representations of the applicants therein related to such valuation. The Applicants submit that such concerns are addressed even more squarely in the instant application than in the MLVPI Order. In that regard, while the MLVPI Order contains elaborate appraisal and other procedures for securities for which no ready market exists, the instant request is limited to securities for which a trading market exists on a national securities exchange or the NASDAQ National Market. Such a market by its very nature provides an objective verification of price by the forces of supply and demand.

The MLVPI Order was followed by four similar precedents[8] in which the Commission staff, by delegated authority, issued orders virtually identical to the MLVPI Order. In particular, in the Technology Funding Order the Commission staff, by delegated authority, granted an exemption from the provisions of Section 205(a)(1) of the Act to permit certain BDCs to make in-kind distributions of portfolio securities for which market quotations are available and are traded publicly on any nationally recognized exchange or market and deem gains or losses on such securities to be realized upon such distributions to partners of such BDCs. The Commission found that the exemption was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The same is true with respect to the Applicants' proposal.

V. CONCLUSION

Based upon the foregoing, the Applicants submit that their request for an order permitting unrealized gains and losses to be deemed realized with respect to securities distributed in-kind for purposes of calculating the performance fee payable to the Investment Adviser and Investment Sub-Advisers, meets the statutory standards for exemption under Section 206A. In addition, the instant request is similar to previous orders granting the same exemptive relief.

The Applicants request any comments or questions with respect to this application be directed to Thomas J. Kelly, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111

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[6] See ML Venture Partners I, L.P. et al., Investment Advisers Act Release Nos. 854 (April 22, 1983) (notice) (the "MLVPI Notice") and 862 (May 26, 1983) (order) (the "MLVPI Order").

[7] MLVPI is a limited partnership and therefore has a different organizational structure to Excelsior, which is a limited liability company. In addition, certain aspects of the allocation to the MLVPI's Managing General Partner are different to the allocation to Excelsior's Investment Adviser. However, these differences are not relevant to the instant request.

[8] See Prutech Venture Partners I, L.P. et al., Investment Advisers Act Release Nos. 884 (September 30, 1983) (notice) and 889 (October 31, 1983) (order); ML Venture Partners II, L.P. et al., Investment Advisers Act Release Nos. 1296 (December 9, 1991) (notice) and 1298 (December 31, 1991) (order); ML Oklahoma Venture Partners, Limited Partnership, et al., Investment Advisers Act Release Nos. 1905 (November 3, 2000) (notice) and 1913 (November 29, 2000) (order); and Technology Funding Partners III, L.P. et al., Investment Advisers Act Release Nos. 1579 (September 17, 1996) (notice) and 1593 (October 16, 1996) (order) (the "Technology Funding Order").

(617 348 1669). Attached as Exhibit A hereto is a proposed notice of the filing of the application meeting the requirements of Rule 0-4(g) under the Act.

Dated: April 28, 2003

EXCELSIOR VENTURE PARTNERS III, LLC

By
Name: Douglas A. Lindgren
Title: Co-Chief Executive Officer and Chief Investment Officer

U.S. TRUST COMPANY

By
Name: Douglas A. Lindgren
Title: Managing Director

UNITED STATES TRUST COMPANY OF NEW YORK

By________________________________
Name: James L. Bailey
Title: Executive Vice President

U.S. TRUST COMPANY, N.A.

By________________________________
Name: Gregory F. Sanford
Title: Chief Executive Officer

Dated: April 28, 2003

EXCELSIOR VENTURE PARTNERS III, LLC

By______________________________
Name: Douglas A. Lindgren
Title: Co-Chief Executive Officer and Chief
Investment Officer

U.S. TRUST COMPANY

By______________________________
Name: Douglas A. Lindgren
Title: Managing Director

UNITED STATES TRUST COMPANY OF NEW YORK



By______________________________
Name: James L. Bailey
Title: Executive Vice President

U.S. TRUST COMPANY, N.A.

By______________________________
Name: Gregory F. Sanford
Title: Chief Executive Officer

Dated: April 28, 2003

EXCELSIOR VENTURE PARTNERS III, LLC

By________________________________
Name: Douglas A. Lindgren
Title: Co-Chief Executive Officer and Chief
Investment Officer

U.S. TRUST COMPANY

By________________________________
Name: Douglas A. Lindgren
Title: Managing Director

UNITED STATES TRUST COMPANY OF NEW YORK

By________________________________
Name: James L. Bailey
Title: Executive Vice President

U.S. TRUST COMPANY, N.A.



By________________________________
Name: Gregory F. Sanford
Title: Chief Executive Officer

STATE OF California)
) ss.:
COUNTY OF Los Angeles)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Amendment No. 2 to the Application for an order pursuant to the Investment Advisers Act of 1940, for and on behalf of U.S. Trust Company, N.A., that he is a duly authorized officer of such company, and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

____

Subscribed and sworn to
before me a Notary Public
this 15 day of May, 2003.

Carmen Sanchez
Notary Public


CARMEN SANCHEZ
Commission # 1242759
Notary Public — California
Los Angeles County
My Comm. Expires Nov 21, 2003

STATE OF ________________)
) ss.:
COUNTY OF ________________)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Amendment No. 2 to the Application for an order pursuant to the Investment Advisers Act of 1940, for and on behalf of Excelsior Venture Partners III, LLC and U.S. Trust Company, that he is a duly authorized officer of such companies, and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

____

Subscribed and sworn to
before me a Notary Public
this ___ day of ________, 2003.

____
Notary Public

STATE OF ____________)
) ss.:
COUNTY OF____________)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Amendment No. 2 to the Application for an order pursuant to the Investment Advisers Act of 1940, for and on behalf of U.S. Trust Company, N.A., that he is a duly authorized officer of such company, and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

____

Subscribed and sworn to
before me a Notary Public
this __ day of ________, 2003.

____
Notary Public

STATE OF Connecticut)
) ss.: Stamford
COUNTY OF Fairfield)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Amendment No. 2 to the Application for an order pursuant to the Investment Advisers Act of 1940, for and on behalf of Excelsior Venture Partners III, LLC and U.S. Trust Company, that he is a duly authorized officer of such companies, and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.



Subscribed and sworn to
before me a Notary Public
this 1st day of May, 2003.

Ralph A Pastore
Notary Public

RALPH A. PASTORE, JR.
NOTARY PUBLIC
My Commission Expires 5/31/2007

STATE OF New York)
) ss.:
COUNTY OF New York)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Amendment No. 2 to the Application for an order pursuant to the Investment Advisers Act of 1940, for and on behalf of United States Trust Company of New York, that he is a duly authorized officer of such company, and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.



Subscribed and sworn to
before me a Notary Public
this 29 day of April, 2003.



Notary Public

VYONNE M. GREY
Notary Public, State of New York
No. 01GR5062465
Qualified in Kings County
Commission Expires July 1, 20 06

Pursuant to Rule 0-4 of the General Rules and Regulations under the Investment Advisers Act of 1940, the undersigned declares that this Amendment No. 2 to the Application is signed by Gregory F. Sanford as Chief Executive Officer of U.S. Trust Company, N.A., pursuant to the general authority duly vested in him.

U.S. Trust Company, N.A.

By: ______________________
Name: Gregory F. Sanford
Title: Chief Executive Officer

STATE OF California)
)ss.:
COUNTY OF Los Angeles)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Amendment No. 2 to the Application for and on behalf of U.S. Trust Company, N.A.; that he is the Executive Vice President of U.S. Trust Company, N.A.; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

____

Subscribed and sworn to
before me a Notary Public
this 1st day of May, 2003.

Carmen Sanchez
Notary Public

CARMEN SANCHEZ
Commission # 1242759
Notary Public — California
Los Angeles County
My Comm. Expires Nov 21, 2003

Pursuant to Rule 0-4 of the General Rules and Regulations under the Investment Advisers Act of 1940, the undersigned declares that this Amendment No. 2 to the Application is signed by Douglas A. Lindgren as Co-Chief Executive Officer and Chief Investment Officer of Excelsior Venture Partners III, LLC, and as Managing Director of U.S. Trust Company, pursuant to the general authority duly vested in him.

Excelsior Venture Partners III, LLC



By__________
Name: Douglas A. Lindgren
Title: Co-Chief Executive Officer and Chief Investment Officer

U.S. Trust Company



By__________
Name: Douglas A. Lindgren
Title: Managing Director

STATE OF Connecticut)
)ss.: Stamford
COUNTY OF Fairfield)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Amendment No. 2 to the Application for and on behalf of Excelsior Venture Partners III, LLC and U.S. Trust Company, that he is the Co-Chief Executive Officer of Excelsior Venture Partners III, LLC, and a Managing Director of U.S. Trust Company, and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.



Subscribed and sworn to
before me a Notary Public
this 19 day of May, 2003.



Notary Public

RALPH A. PASTORE, JR.
NOTARY PUBLIC
My Commission Expires 5/31/2007

Pursuant to Rule 0-4 of the General Rules and Regulations under the Investment Advisers Act of 1940, the undersigned declares that this Amendment No. 2 to the Application is signed by James L. Bailey as Executive Vice President of United States Trust Company of New York, pursuant to the general authority duly vested in him.

United States Trust Company of New York



By ______________________
Name: James L. Bailey
Title: Executive Vice President

STATE OF New York)
)ss.:
COUNTY OF New York)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Amendment No. 2 to the Application for and on behalf of United States Trust Company of New York, that he is the Executive Vice President of such company, and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.



Subscribed and sworn to
before me a Notary Public
this 29 day of April, 2003.



Notary Public

VYONNE M. GREY
Notary Public, State of New York
No. 01GR5062465
Qualified in Kings County
Commission Expires July 1, 20 06

EXHIBIT A

DRAFT OF NOTICE

SECURITIES AND EXCHANGE COMMISSION
[Release No. IA-______________;]

Excelsior Venture Partners III, LLC, et al.; Notice of Application
________________ 2003.

Agency: Securities and Exchange Commission ("SEC" or the "Commission").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 (the "Act").

Applicants: Excelsior Venture Partners III, LLC ("Excelsior"), U.S. Trust Company (the "Investment Adviser") and United States Trust Company of New York and U.S. Trust Company, N.A. (the "Investment Sub-Advisers," and together with Excelsior and the Investment Adviser, each an "Applicant," and collectively, the "Applicants").

Relevant Act Sections: Application for an order pursuant to Section 206A of the Act granting an exemption from the provisions of Section 205(a)(1) of the Act.

Summary of Application: Applicants seek an order pursuant to Section 206A of the Act granting an exemption from the provisions of Section 205(a)(l) of the Act to permit Excelsior to make in-kind distributions of portfolio securities and, in connection therewith, deem gains or losses on such securities to be realized upon such distributions to members of Excelsior (the "Members") for purposes of calculating the performance fee payable to the Investment Adviser and the Investment Sub-Adviser. The order requested is only applicable to in-kind distributions of portfolio securities traded on a national securities exchange or the NASDAQ National Market.

Filing Date: The application was filed on April 26, 2002.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on the application or ask to be notified if a hearing is ordered. Any request should be in writing and should be received by the SEC by 5:30 p.m., on __________, 2003. A request for a hearing should state the nature of the requestor's interest, the reason for the request, and the issue contested. Any person requesting a hearing should serve the Applicants with a copy of the request, either personally or by mail, and should send it to the Secretary of the SEC, along with proof of service on the Applicants in the form of an affidavit, or, for lawyers, a certificate of service. A request for notification of the date of a hearing may be made by writing to the Secretary of the SEC.

Addresses: Secretary, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The Applicants, 114 West 47th Street, New York, New York 10036.

For Further Information Contact: Staff Attorney ______________ at (202) _____________ or Branch Chief ______________, at (202) __________, Division of Investment Management.

Supplementary Information: The following is a summary of the application. The complete application is available for a fee from the SEC's Public Reference Branch, 450 Fifth Street, N.W. Washington, D.C. 20549 (202) 942-8090.

Applicants' Representations:

1. Excelsior is a limited liability company organized under the laws of Delaware and is regulated a business development company as defined in Section 202(a)(22) of the Act ("BDC"). Excelsior has an effective registration statement on Form N-2 on file with the SEC. The investment objective of Excelsior is to seek long-term capital appreciation by primarily investing in private domestic companies in which the equity is closely held by company founders, management or a limited number of institutional investors. Excelsior may also invest, to a lesser extent, in domestic and international venture capital, buyout and other private equity funds managed by third parties, negotiated private investments in public companies, and foreign companies in which the equity is closely held by company founders, management or a limited number of institutional investors. The foregoing investments are referred to collectively herein as "Direct Investments."

2. The Investment Adviser, a Connecticut state chartered bank and trust company, acting through its registered investment advisory division, U.S. Trust–Connecticut Fund Advisers Division, serves as Excelsior's investment adviser pursuant to an investment advisory agreement with Excelsior. United States Trust Company of New York, a state chartered bank and trust company, and U.S. Trust Company, N.A., a national banking association, acting through their respective registered investment advisory divisions, U.S. Trust–New York Fund Advisers Division and U.S. Trust–California Fund Advisers Division, serve as the investment sub-advisers to Excelsior pursuant to investment sub-advisory agreements among the Investment Sub-Advisers, the Investment Adviser and Excelsior. The Investment Adviser and Investment Sub-Advisers are wholly-owned subsidiaries of U.S. Trust Corporation, a registered bank holding company. U.S. Trust Corporation and its subsidiaries are referred to collectively herein as "U.S. Trust." Under the supervision of Excelsior's board of managers (the "Board of Managers"), the Investment Adviser and Investment Sub-Advisers are responsible for finding, evaluating, structuring and monitoring Excelsior's investments and for providing or arranging for management and administrative services for Excelsior. The Investment Adviser and the Investment Sub-Advisers are each registered as investment advisers under the Act.

3. Pursuant to Section 4.7 of Excelsior's Limited Liability Company Operating Agreement (the "Operating Agreement"), the business and affairs of Excelsior are managed under the direction of its Board of Managers. The Board of Managers consists of four members and, as required by Section 56(a) of the Investment Company Act of 1940 (the "IC Act"), three of the managers are not "interested persons" of Excelsior within the meaning of Section 2(a)(19) of the IC Act.

4. Excelsior's Members consist of individual and institutional investors and one registered investment company which functions as a feeder fund, Excelsior Venture Investors III, LLC (the "Feeder Fund"). There are no other pooled funds which are Members of Excelsior. The members of both Excelsior and the Feeder Fund are predominantly investors with accounts established with U.S. Trust, which specializes in wealth management for institutions and high net worth individuals. Such investors hold approximately 92% of the units of membership interest in Excelsior and approximately 97% of the units in the Feeder Fund. Most other members of Excelsior and the Feeder Fund are investors with accounts at Charles Schwab and Co., Inc., a registered broker-dealer and an a affiliate of U.S. Trust Corporation. Each Member of Excelsior other than the Feeder Fund was required to, and did, meet certain requirements, including that such investor's net assets were valued at $1,000,000 or more, and that the amount subscribed for did not exceed 10% of such investor's net assets. The Feeder Fund holds approximately 63.48% of the net assets of Excelsior. Each member of the Feeder Fund was required to, and did, meet certain requirements, including that such investor's net assets were valued at $500,000 or more, and that the amount subscribed for did not exceed 10% of such investor's net assets. Portfolio Securities (as defined below) distributed in-kind to the Feeder Fund will be distributed directly to members of the Feeder Fund pursuant to instructions from the Feeder Fund to Excelsior.

5. When a determination is made that an in-kind distribution is in the best interests of Excelsior and its members, then Excelsior's Board of Mangers will declare the distribution. Each Excelsior Member will be allocated Portfolio Securities (as defined below) that are proportionate to the member's ownership interest in Excelsior. Cash will be distributed in lieu of fractional share interests. At the time the Board of Managers of Excelsior declares an in-kind distribution, the Feeder Fund's Board of Managers will simultaneously declare an in-kind distribution

having the same record date and distribution date to its members. From the allocation to the Feeder Fund, its members will be entitled to receive shares and cash in lieu of fractional share interests in proportion to their interests in the Feeder Fund. The Feeder Fund will notify Excelsior of the number of shares to be distributed and the amount of cash-in-lieu payments to be made to each Feeder Fund member and will instruct Excelsior to make a distribution directly to Feeder Fund members as of the distribution date. The Applicants will provide notice to Excelsior and Feeder Fund members of the in-kind distribution and will work with the members to obtain brokerage instructions and/or establish a brokerage account for the receipt of the Portfolio Securities distributed in-kind. On the distribution date, all eligible Portfolio Securities will be delivered to the member brokerage accounts. Any cash-in-lieu payment for fractional Portfolio Securities will be made within three business days to all Excelsior and Feeder Fund members.

6. Excelsior will pay the Investment Adviser a management fee at an annual rate equal to 2.00% of Excelsior's average quarterly net assets, determined as of the end of each fiscal quarter, for the first five years of operation. Thereafter, the management fee will be at an annual rate of 1.00% of Excelsior's average quarterly net assets, determined as of the end of each fiscal quarter. From this fee the Investment Adviser will pay the investment advisory fee of the Investment Sub-Advisers.

7. Section 7.4 of the Operating Agreement provides that items of income, gain, loss, deduction and expense of Excelsior will be determined and allocated as of the end of each tax year (typically December 31) to reflect the economic interests of the Members and the Investment Adviser. Capital gains are allocated first to the Investment Adviser until the cumulative amount of all gains allocated to the Investment Adviser from the commencement of operations equals the Incentive Carried Interest calculated through the end of the period for which the allocation is being made. The "Incentive Carried Interest" is an amount equal to 20% of the excess, if any, of the cumulative amount of all capital gains realized by Excelsior on Direct Investments from the commencement of operations through the end of the period for which the allocation is being made over the sum of (x) the cumulative amount of all capital losses realized by Excelsior on all investments of any type from the commencement of operations through the end of such period; (y) the excess, if any, of the aggregate amount of unrealized capital depreciation on all investments of any type over the aggregate amount of all unrealized capital appreciation on all investments of any type determined as of the close of such period; and (z) the excess, if any, of the cumulative amount of all expenses of any type incurred by Excelsior over the cumulative amount of all income of any type earned by Excelsior, in each case from the commencement of operations through the end of such period. All remaining items of income, gain, loss, deduction and expense are allocated to the Members pro rata in accordance with their capital investments.

8. Section 8.2 of the Operating Agreement provides for the distribution of all cash and other property received by Excelsior in respect of its investments that the Board of Managers does not expect to use in the operation of Excelsior's business. Each year the Investment Adviser generally will be entitled to a distribution equal to the Incentive Carried Interest. The Members generally will be entitled to all amounts remaining for distribution pro rata in accordance with their capital investments. As set forth in the Operating Agreement, membership interests may be transferred as permitted by operation of law or with the approval of the Board of Managers in certain circumstances; in such an event, the transferee becomes a Member and would receive all subsequent distributions. Upon liquidation of Excelsior, pursuant to Section 13.2 of the Operating Agreement, any cash or other property available for distribution will be distributed (1) first to satisfy the debts, liabilities and obligations of Excelsior, other than debts to Members including actual or anticipated liquidation expenses, (2) next to satisfy debts owing to Members and (3) finally to Members and the Investment Adviser proportionately in accordance with the balances in their respective capital accounts. The Investment Adviser's capital account balance generally will reflect the allocations that have been made to the Investment Adviser in respect of the Incentive Carried Interest but that have not been previously distributed to the Investment Adviser.

9. Section 8.4 of the Operating Agreement provides that (i) any property that is distributed in-kind to one or more Members shall be deemed to have been sold for cash equal to its fair market value, (ii) the unrealized gain or loss inherent in such property shall be treated as recognized gain or loss for purposes of determining the Net Profit and Net Loss (as defined in Article I of the Operating Agreement), (iii) such gain or loss shall be allocated pursuant to Section 7.4 of the Operating Agreement (as described above) and (iv) such in-kind distribution shall be made after

giving effect to such allocation. Such distributions are properly reported for financial reporting purposes as realized gain. Moreover, for tax purposes such distributions would also be a gain realization event under Sections 731(a) and 731(c) of the Internal Revenue Code of 1986 (the "Code"), although in the case of a distribution of marketable securities in accordance with each Member's interest in the Company (the only type of transaction for which relief is being sought here), recognition of the gain is deferred under Section 731(c)(3)(B) of the Code. Excelsior's Operating Agreement, as indicated above, clearly contemplates treating gain as realized gain upon such distributions. To date, however, no in-kind distributions have been made by Excelsior.

9. Section 13.2 of the Operating Agreement provides that upon dissolution of Excelsior, a liquidator (who shall be elected by the Board of Managers and who may be the Investment Adviser) shall determine which of Excelsior's assets should be liquidated and shall liquidate them as promptly as possible. After providing for creditors and expenses in accordance with law, distributions would be made, first of any unpaid Incentive Carried Interest and then to Members in accordance with the positive balances in their respective capital accounts. For this purpose securities may be distributed in-kind and would be valued on the basis of the terms set forth in the Application or, if market quotations were unavailable, at fair value under procedures approved by the Board of Managers.

Applicant's Legal Analysis:

10. The Applicants request that the Commission grant an exemption from Section 205(a)(1) of the Act, by Commission order issued pursuant to Section 206A of the Act, permitting Excelsior to deem unrealized gains or losses attributable to securities distributed in-kind to Members from time to time, to be properly realized upon such distribution for purposes of payment of performance fees, in the form of the Incentive Carried Interest, to the Investment Adviser and Investment Sub-Advisers.

11. Section 205(a)(1) of the Act prohibits any investment adviser, unless exempt from registration under the Act, from entering into a contract which provides for compensation based upon "a share of capital gains upon or capital appreciation of the funds or any portion of the funds of the client," commonly referred to as a "performance fee." At the same time, Section 205 of the Act contains several exceptions. Particularly relevant here is Section 205(b)(3) of the Act, which excepts from Section 205(a)(1) of the Act a contract between an investment adviser and a BDC that provides for compensation not in excess of "20 per centum of the realized capital gains upon the funds of the [BDC] over a specified period or as of definite dates, computed net of all realized capital losses and unrealized capital depreciation." Thus, Section 205(b)(3) of the Act recognizes the role of investment advisers to BDCs and recognizes the appropriateness of a performance fee as compensation for their activities in light of the special nature of BDCs.

12. The Applicants recognize that Section 205(b)(3) of the Act only permits performance compensation with respect to net realized gains and does not contemplate on its face the procedures set forth in the Operating Agreement whereby unrealized gains or losses will be deemed to be realized under certain conditions for purposes of the compensation formula. Thus, the Applicants are requesting an exemption pursuant to Section 206A of the Act with respect to the potential in-kind distribution of portfolio securities of its Direct Investments after the occurrence of a liquidity event (typically an initial public offering or an acquisition in exchange for shares of a public company) ("Portfolio Securities").

13. Section 206A of the Act authorizes the Commission, "by rules and regulations, upon its own motion, or by order upon application, [to] conditionally or unconditionally exempt any person or transaction, or any class or classes of persons, or transactions, from any provision or provisions of [the Act] . . . if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]." The Applicants submit that their Application meets the standards of Section 206A of the Act.

14. The Applicants believe that it is in the best interests of the Members of Excelsior and the members of the Feeder Fund for the Applicants to have the authority to make in-kind distributions of its Portfolio Securities. The

Applicants believe that the exemption sought is consistent with the protection of investors and with the purposes of the Act. Congress has already found it appropriate to permit a performance fee in the case of an investment adviser to a BDC. To the extent that Section 205 of the Act requires such a fee to be based on net realized capital gains, the Applicants' proposal is consistent with the statutory purposes. Once the in-kind distribution is made, Excelsior's Members and the members of the Feeder Fund will have the exclusive ability to liquidate such investments.

15. Under the terms of Applicants' proposal, there will be no concern over the proper valuation of the securities upon which the fee is based. The Applicants are requesting exemptive relief only with respect to in-kind distributions of Portfolio Securities for which a trading market exists on a national securities exchange or on the Nasdaq National Market. Market liquidity will be an important factor and Excelsior will not distribute Portfolio Securities at any one time in an amount which is more than 5% of the outstanding shares of an issuer. In those relatively infrequent situations when this restriction does not permit all of Excelsior's holdings of the Portfolio Securities in question to be distributed at one time the market will be closely monitored by Applicants prior to any subsequent distribution to assure that the impact, if any, of the prior distribution is no longer being felt. The Board of Managers of Excelsior will, in acting upon each proposed distribution, consider whether a distribution of cash proceeds from a sale of the Portfolio Securities would be of greater benefit to its Members and the members of the Feeder Fund than a distribution of the Portfolio Securities in more than one distribution, as described above.

16. In addition, the granting of the proposed relief would enable Excelsior's Members and the members of the Feeder Fund to maximize their investment. The ability to make in-kind distributions is potentially significant to venture capital entities such as Excelsior. The only alternative to such distributions, particularly in a situation where Excelsior wishes to give its Members and the members of the Feeder Fund the opportunity to benefit from Portfolio Securities that the Investment Adviser and Investment Sub-Advisers believe are appropriate for disposition, is to sell those securities in the public or private market. Such sales, however, may have a negative effect on the price of the shares in the market and would not provide Excelsior's Members and the members of the Feeder Fund with the advantage of being able to determine for themselves the appropriate time to realize gains or losses on the securities. The Portfolio Securities to be distributed will be freely transferable and will not be subject to either legal or contractual restrictions on their sale. Moreover, a pro rata distribution of Portfolio Securities will not constitute a taxable event with respect to Excelsior, its Members or the members of the Feeder Fund, so that Excelsior's Members and the members of the Feeder Fund will, in determining whether to hold or sell the securities, control the timing of realization of capital gains. By virtue of the number and size of units held by each of Excelsior's Members and the members of the Feeder Fund, it is anticipated that there will be few, if any, distributions of Portfolio Securities in lots of fewer than 100 shares. With respect to Excelsior's Members and the members of the Feeder Fund who are not account holders at U.S. Trust, Applicants will request that such members provide brokerage instructions and/or that they establish an account if necessary, and Excelsior's members and members of the Feeder Fund who respond on a timely basis will receive the Portfolio Securities promptly. Excelsior's Members and members of the Feeder Fund that hold accounts at U.S. Trust will already be able to receive the Portfolio Securities within five (5) business days of the record date of the distribution.

17. The Applicants also believe that the proposed relief would operate to ensure that the Investment Adviser and Investment Sub-Advisers are treated fairly in relation to the performance fee. Firstly, an in-kind distribution has the potential to result in Excelsior's Members and members of the Feeder Fund receiving a higher price for the Portfolio Securities than the sale of the securities in the market, and the Investment Adviser and Investment Sub-Advisers should not be penalized for recommending such an in-kind distribution. Secondly, the Applicants submit that it is appropriate to deem unrealized gains or losses attributable to Portfolio Securities distributed in-kind to Excelsior's Members and members of the Feeder Fund to be realized upon such distribution because absent such treatment, losses from Portfolio Securities which had declined in value from the date of their acquisition by Excelsior until the date of their distribution to Excelsior's Members and the members of the Feeder Fund would not be reflected in the cumulative calculation of the Investment Adviser's Incentive Carried Interest and such a calculation would be unlawful under Section 205(b)(3) of the Act, which requires unrealized losses to be taken into account.

18. With those benefits in mind, the Applicants have determined to request from the Commission an order that

permits the Company to make in-kind distributions of securities during the life of the Company and upon termination and, in connection therewith, to deem realized any unrealized gains or losses on securities so distributed.

19. The exemption that Applicants request has established precedent. In an exemptive order granted to ML Venture Partners I, L.P. ("MLVPI"), the Commission permitted MLVPI to deem unrealized gains and losses to be realized on in-kind distributions of portfolio securities and permitted a performance fee based on gains deemed realized with respect to portfolio securities distributed in-kind. Unlike the case in MLVPI, the instant request is narrower in that it is limited to securities for which a trading market exists on a national securities exchange or the NASDAQ National Market. Such a market by its very nature provides an objective verification of price by the forces of supply and demand. The MLVPI Order was followed by similar precedents in which the Commission staff, by delegated authority, issued orders virtually identical to the MLVPI Order. In particular, in an order involving Technology Funding Partners III, L.P. et al., the Commission staff, by delegated authority, granted an exemption from the provisions of Section 205(a)(1) of the Act to permit certain BDCs to make in-kind distributions of portfolio securities for which market quotations are available and are traded publicly on any nationally recognized exchange or market and deem gains or losses on such securities to be realized upon such distributions to partners of such BDCs. The Commission found that the exemption was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The same is true with respect to the Applicants' proposal.

For the Commission, by the Division of Investment Management, under delegated authority.

Jonathan G. Katz, Secretary